Exhibit 4.4

Execution copy

Amendment to the Sale and Purchase Agreement

relating to the

Geoscience Business

Between

Fugro N.V. (as the Seller)

And

CGGVeritas SA (as the Purchaser)

Dated 27 January 2013

P.O. Box 75084
1070 AB Amsterdam
The Netherlands

Execution copy

Amendment to the Sale and Purchase Agreement

THIS AGREEMENT IS MADE BETWEEN:

(1)	Fugro N.V., a limited liability company incorporated in the Netherlands, with corporate seat in Leidschendam, and registered address at Veurse Achterweg 10, 2264 SG Leidschendam, the Netherlands (the “Seller”),

and

(2)	CGGVeritas SA, a limited liability company with its corporate seat in Tour Maine Montparnasse, 33, avenue du Maine, 75015 Paris, France (the “Purchaser”),

WHEREAS:

(A)	The Seller and the Purchaser entered into that certain Sale and Purchase Agreement dated 23 September 2012 (the “SPA”);

(B)	After signing the SPA, the Seller and the Purchaser continued to negotiate with each other in relation to the Transaction (as defined in the SPA) and agreed inter alia to defer completion of the transfer of the Airborne Business, the China Business and the India Business and to accordingly change the form in which the Purchase Price (as defined in the SPA) shall be paid by the Purchaser to the Seller;

(C)	Pursuant to Clause 16.7 of the SPA, amendments or supplements can only be made by an instrument in writing signed by all Parties;

(D)	The Seller and the Purchaser wish to amend certain provisions and waive certain conditions of the SPA, all with due observance of Clause 16.7 of the SPA, and wish to lay down the terms and conditions of these amendments in this agreement (the “Amendment Agreement”).

IT IS AGREED AS FOLLOWS:

1	DEFINITIONS AND INTERPRETATION

Capitalized terms used herein but not separately defined herein shall have the meanings ascribed to them in the SPA.

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2	AMENDMENTS TO THE SPA

2.1	Footnotes 1 through 6 in the SPA shall hereby be deleted.

2.2	Where the term “Share Purchase Agreement” is mentioned, it shall be read as “Sale and Purchase Agreement”.

2.3	Clause 2.4.1 of the SPA is hereby amended and restated in its entirety to read:

“2.4.1 Prior to, or at Completion, the Seller and the Purchaser shall execute or, as the case may be, the Seller shall procure the execution by the relevant members of the Seller’s Group and the Purchaser shall procure the execution by the Relevant Purchaser(s) of such agreements, deeds, transfers, conveyances and other documents (in accordance with the Law and otherwise as may be agreed between the Seller and the Purchaser) to implement the transfer, at Completion, of the Geoscience Business (collectively, the “Local Transfer Documents” and individually, a “Local Transfer Document”), with the exception of the Local Transfer Documents in respect of (i) the Airborne Business, (ii) the China Business and (iii) the India Business, which Local Transfer Documents shall be executed after Completion in accordance with Clauses 8.10, 8.11 and 8.12 respectively. The Seller shall procure that the Share Sellers and Business Sellers and the Purchaser shall procure that the Relevant Purchasers shall prepare and execute the Local Transfer Documents in good faith and in accordance with the practices applied by the Seller and the Purchaser for the purchase of the Geoscience Business and in accordance with market practice.”

2.4	Clause 3.2 of the SPA is hereby amended by and restated in its entirety to read:

“At Completion, an estimate of the Purchase Price (the “Estimated Purchase Price”), equal to the aggregate of the following amounts, shall be paid in accordance with Clause 3.3 (Payment of Purchase Price) and Clause 6.2(a):

(a)	Bid Value; plus

(b)	Estimated Working Capital Adjustments; plus

(c)	Estimated Cash Balances; plus

(d)	Estimated Third-Party Indebtedness.”

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2.5	Clause 3.3 of the SPA is hereby amended and restated in its entirety to read:

“3.3.1 The Purchase Price shall be paid as follows:

(a)	an amount of EUR 125,000,000 (one hundred and twenty five million euro) by converting such part of the Purchase Price into the first instalment of the Vendor Loan, which the Seller shall make available to the Purchaser at Completion on the terms and subject to the conditions as set forth in Schedule 21 (Vendor Loan);

(b)	an amount of EUR 100,000,000 (one hundred million euro) (the “Airborne Completion Instalment”) as adjusted in accordance with Clause 5.9, by converting such amount into the third instalment of the Vendor Loan, which the Seller shall make available on the terms and subject to the conditions as set forth in Schedule 21 (Vendor Loan) at completion of the transfer of the Airborne Business pursuant to Clause 8.10.1 and a complementary cash payment from the Purchaser to the Seller if needed.

(c)	a deferred Purchase Price in the amount of EUR 210,000,000 (two hundred and ten million euro):

(i)	if completion of the Joint Venture Agreement occurs on or prior to 15 February 2013, by means of set-off against the Seller’s contribution obligations under the Joint Venture Agreement; or

(ii)	if completion of the Joint Venture Agreement does not occur on or prior to 15 February 2013, in the form of the second instalment of the Vendor Loan, which the Seller shall make available to the Purchaser on 15 February 2013 by converting a part of the Purchase Price in the amount of EUR 210,000,000 (two hundred and ten million euro) into a loan on the terms and subject to the conditions as set forth in Schedule 21 (Vendor Loan);

(d)	an amount of EUR 1,640,000 (one million six hundred and forty thousand euro) which the Purchaser shall pay to the Seller in cash at completion of the transfer of the China Business pursuant to Clause 8.11.1;

(e)	an amount of EUR 2,200,000 (two million and two hundred thousand euro) which the Purchaser shall pay to the Seller in cash at completion of the transfer of the India Business pursuant to Clause 8.12.1;

(f)	a cash payment from CGG do Brasil Participações Ltda. to Fugro Geosolutions (Brasil) Serviços de Levantamento Ltda in respect of the transfer of certain assets and a contract pursuant to the relevant Local Business Transfer Agreement in the amount of EUR 150,000 (one hundred and fifty thousand euro);

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(g)	a deferred Purchase Price in the amount of EUR 15,000,000 (fifteen million euro) which amount shall be settled:

i.	if completion of the Joint Venture Agreement occurs on or prior to 15 February 2013, by means of set-off against the Seller’s contribution obligations under the Joint Venture Agreement;

ii.	if completion of the Joint Venture Agreement does not occur on or prior to 15 February 2013, by means of set-off against the asset sale and purchased for the benefit of the Joint Venture company as set out in Clause 8.21.1;

(h)	a cash payment from the Seller to the Purchaser in the amount of USD 39,046,000 (thirty-nine million and forty-six thousand dollars) in respect of the WesternGeco Arrangement as described in Clause 10.1, which amount is to be converted into euro’s using the interbank exchange rate on 30 January 2013 at 9:00 CET;

(i)	a cash payment from the Seller to the Purchaser in the amount of EUR 10,000,000 (ten million euro) in respect of the capital expenditure insufficiency as described in Clause 8.13;

(j)	a cash payment from the Purchaser to the Seller in the amount of EUR 9,000,000 (nine million euro) in respect of the UK Pension Settlement as described Clause 8.20.1; and

(k)	a cash payment from the Purchaser to the Seller for the remainder of the Purchase Price,

and all payments referred to in Clause 3.3.1(h), Clause 3.3.1(i), Clause 3.3.1(j) and Clause 3.3.1.(k) above shall jointly be referred to as the “Cash Payment” and shall be aggregated and discharged by way of set-off.

2.6	Clause 3.3.2 of the SPA is hereby amended and restated in its entirety to read:

“The Seller and the Purchaser will pre-Completion discuss in good faith the option to use the Cash Payment to set-off intercompany loans in the Seller’s Group.”

2.7	Clause 3 of the SPA is hereby amended by adding the following Clause 3.4.2 after Clause 3.4.1:

“For the purposes of economic benefit optimisation of both the Purchaser and the Seller, the Parties irrevocably and unconditionally agree to continue good

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faith discussions on the allocation of the Purchase Price after Completion with the objective to obtain an equitable outcome for both Parties. If after Completion, the Seller and the Purchaser agree on a revision of the allocation of the Purchase Price, then the Parties shall in good faith implement the amendments to the allocation of the Purchase Price.”

2.8	Clause 4.1.3 of the SPA is hereby amended and restated in its entirety to read:

“Fugro Consultants International N.V. and the Purchaser have entered into the Joint Venture Agreement according to the terms included in the agreed form heads of terms as included in Schedule 16 (Heads of terms Joint Venture Agreement);”

2.9	Clause 4.1.6 of the SPA is hereby amended and restated in its entirety to read:

“the Seller and the Purchaser have entered into the Vendor Loan as set forth in Schedule 21 (Vendor Loan);”

2.10	Clause 5.4 of the SPA is hereby amended by adding the following Clause 5.4.4 after Clause 5.4.3:

“All agreed personnel or staff restructuring costs directly relating to the sale of the Geo Pacific shall be for the account of the Seller, whereby the Purchaser shall use its reasonable best efforts to limit these costs to a minimum, for example by offering employees conducting work in connection to the Geo Pacific suitable other work to the extent available.”

2.11	Clause 5.9.1 of the SPA is hereby amended and restated in its entirety to read:

“No later than three (3) Business Days prior to the date set in Clause 6.1 (Completion date and place) for Completion, the Seller shall deliver to the Purchaser the Estimated Working Capital Statement and the Estimated Indebtedness Statement.”

2.12	Clause 5.11.1 of the SPA is hereby amended and restated in its entirety to read:

“Until Completion, the Seller shall procure that all insurance policies of the Group Companies which are due to terminate or expire prior to Completion will be renewed, extended or allowed to terminate or expire in accordance with past practice. To the extent that the Seller has paid insurance premiums relating to the period after Completion and insurance cover will actually be made available to the relevant Group Company after Completion, such costs shall be pro rata reimbursed by the Purchaser to the Seller within ten (10) Business Days following Completion and shall be disregarded for the purposes of preparing the

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Estimated Working Capital Statement, the Estimated Indebtedness Statement, the Working Capital Statement and the Indebtedness Statement. The Purchaser shall not be under an obligation to reimburse any such costs to the extent the Seller has a right for a refund of such costs due to the insurance policy being terminated.”

2.13	Clause 5.12.2 of the SPA is hereby amended and restated in its entirety to read:

“The fees and external costs incurred by the Seller in relation to those activities set forth in or relating to Clause 5.12.1 and relating to the 2011 Accounts and the H1 2012 financial statements in respect of the Geoscience Business shall be borne by the Purchaser. The fees and external costs incurred by the Seller and by the Purchaser in relation to those activities set forth in or relating to Clause 5.12.1 and relating to the Q3 2012 financial statements in respect of the Geoscience Business shall be borne by the Seller.”

2.14	Clause 5 of the SPA is hereby amended by adding the following Clause 5.14 after Clause 5.13:

“In relation to the Airborne Business, the China Business and the India Business the application of the covenants and provisions in Clauses 5.1 through 5.3, 5.7, 5.8, 5.9 (solely to apply to the Airborne Business), 5.10 and 5.11 shall apply also to the period from the Completion Date until completion of the transfer of the Airborne Business, the China Business and the India Business respectively. Where in Clause 5.2 an amount of EUR 1,000,000 (one million euro) is, mentioned it shall following Completion be read as EUR 300,000 (three hundred thousand euro), and where an amount of EUR 100,000 (one hundred thousand euro) is mentioned, it shall following Completion be read as EUR 30,000 (thirty thousand euro).”

2.15	Clause 6.1 of the SPA is hereby amended and restated in its entirety to read:

“Subject to Clause 4 (Completion Conditions), Completion shall take place at the offices of De Brauw Blackstone Westbroek N.V., Claude Debussylaan 80, (1082 MD) Amsterdam, the Netherlands, commencing at 11:00 AM CET on 31 January 2013, or at such other date, time or location as may be agreed in writing by the Seller and the Purchaser.”

2.16	The first sentence of Clause 6.2 (a) of the SPA is hereby amended and restated in its entirety to read:

“the Purchaser shall, acting for itself, the Share Purchasers and the Business Purchasers, transfer or shall procure the transfer of, an amount equal to the Cash Payment to account no. 69.32.13.876 at ING Bank N.V. in the name of De Brauw Blackstone Westbroek N.V. Kwaliteitsrekening, with reference to “Project Bison”.”

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2.17	The first sentence of Clause 6.2 (b) of the SPA is hereby amended and restated in its entirety to read:

“the Notary will confirm that an amount equal to the Cash Payment has been received in account no. 69.32.13.876 at ING Bank N.V., in the name of De Brauw Blackstone Westbroek N.V. Kwaliteitsrekening and will hold this sum for and on behalf of the Purchaser in accordance with the Notary Letter;”

2.18	Clause 6.2 (c) of the SPA is hereby amended and restated in its entirety to read:

“the Seller and the Purchaser shall execute and exchange executed copies of the Vendor Loan agreement as set forth in Schedule 21 (Vendor Loan) of this Agreement;”

2.19	Clause 6.2 (i) of the SPA is hereby amended and restated in its entirety to read:

“the Local Transfer Documents, with the exception of the Local Transfer Documents in respect of the Airborne Business, the China Business and the India Business, are executed and/or delivered and/or made available, as the case may be, after which the Notary shall hold the Cash Payment for and on behalf of the Seller in accordance with the Notary Letter;”

2.20	Clause 6.2(j) of the SPA is hereby amended and restated in its entirety to read:

“the Notary shall transfer the Cash Payment on the Completion Date for same day value to an account of the Seller, which shall receive such amount also for the Share Sellers and the Business Sellers;”

2.21	Clause 6.3.1 of the SPA is hereby amended and restated in its entirety to read:

“Within thirty (30) Business Days of Completion:

(a)	the Purchaser shall procure that each relevant Group Company repays to the relevant member of the Seller’s Group the Estimated Intra-Group Finance Payables running through clearing of such Group Company, net of any Tax payable or that will become payable in connection with that repayment; and

(b)	the Seller shall procure that each relevant member of the Seller’s Group repays to each relevant Group Company the Estimated Intra-Group Finance Receivables running through clearing of such Group Company, in each case as set out in the Estimated Indebtedness Statement.”

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2.22	Clause 6.5 (c) of the SPA is hereby amended and restated in its entirety to read:

“each of the Parties approve of ING Bank N.V. as the bank to hold the amounts to be transferred in accordance with this Agreement on the Completion Date; and”

2.23	Clause 6 of the SPA is hereby amended by adding the following Clause 6.6 after Clause 6.5:

“The Seller and the Purchaser agree that the Local Transfer Documents in respect of the Airborne Business, the China Business and the India Business shall not be executed at Completion but prior to or at the dates for completion of the Airborne Business, the China Business and the India Business pursuant to Clauses 8.10, 8.11 and 8.12 respectively.”

2.24	Clause 7.1 of the SPA is hereby amended by adding the following Clause 7.1.5 after Clause 7.1.4:

“Review Intra-Group Finance Payables and Intra-Group Finance Receivables

Within 60 (sixty) days after the Completion Date the Parties shall in good faith analyse and review to the extent which, if any at all, the Intra-Group Finance Payables and Intra-Group Finance Receivables form a part of the Working Capital. Insofar as certain Intra-Group Finance Payables and Intra-Group Finance Receivables items are deemed jointly by the Parties to be part of the Working Capital, such items shall be subject to the completion adjustment mechanisms set forth in Clause 7 (Completion Adjustments).”

2.25	Clause 7.2.1 of the SPA is hereby amended and restated in its entirety to read:

“7.2.1 Working Capital adjustment:

(a) if the Working Capital exceeds the Base Working Capital by 10% (ten per cent) or more, the difference shall on a euro for euro basis (i) be added to the Estimated Purchase Price and (ii) be paid in cash to the Seller by the Purchaser; or

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(b) if the Working Capital is 10% (ten per cent) or more below the Base Working Capital, the difference shall on a euro for euro basis (i) be deducted from the Estimated Purchase Price and (ii) be paid in cash to the Purchaser by the Seller.”

2.26	Clause 8.1.1 of the SPA is hereby amended and restated in its entirety to read:

“The Purchaser acknowledges and agrees that, subject to Clause 5.11 (Insurances) and with the exception of any on-going insurance policies, as from the Completion Date all insurance cover provided in relation to the Geoscience Business pursuant to policies maintained by (any member of) the Seller’s Group, whether such policies are maintained with third party insurers or within the Seller’s Group, shall be terminated or shall no longer provide coverage to the Purchaser or any Group Company for any events, occurrences or accidents occurring after the Completion Date, and no third party or member of the Seller’s Group shall have any liability or responsibility for any such events, occurrences or accidents under such policies occurring after the Completion Date.”

2.27	Clause 8 of the SPA is hereby amended by adding the following Clauses 8.10.1 through 8.10.7 after Clause 8.9.2:

“8.10 Deferred completion Airborne Business

8.10.1 As soon as reasonably possible after both (i) satisfaction of the Airborne Transfer Condition, and (ii) the Seller having obtained all and each of the Airborne Transfer Approvals, the Seller and the Purchaser shall execute or, as the case may be, shall procure the execution by the relevant members of the Seller’s Group and the Relevant Purchaser(s) of all and each of the Airborne Transfer Documents in order to effectuate the transfer of the Airborne Business.

8.10.2 The Seller and the Purchaser shall each use their best efforts to ensure that the Airborne Transfer Approvals will be obtained as soon as reasonably possible.

8.10.3 The Purchaser and the Seller shall, and shall procure that each member of the Purchaser’s Group and the Seller’s Group (as the case may be) shall, refrain from carrying out any voluntary action (including making or agreeing to make any acquisition or investment) or omitting anything that could, directly or indirectly, cause delay, hinder, impede or prejudice the obtaining of the Airborne Transfer Approvals.

8.10.4 The benefit and risk of the Airborne Business shall remain for the risk and account of the Seller until completion of the transfer of the Airborne

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Business to the Purchaser. Clauses 5.9 and 7 shall apply mutatis mutandis to the Airborne Completion Instalment. At completion of the transfer of the Airborne Business, the Airborne Completion Instalment as adjusted in accordance with Clause 5.9 will be converted into the third instalment of the Vendor Loan in accordance with Clause 3.3.1 (b). The amount of the second tranche of the Vendor Loan will be adjusted to mirror any adjustments to the Airborne Completion Instalment pursuant to Clause 7 (Completion adjustments).

8.10.5 Clause 4.11 (Long stop date and right to terminate) shall not apply to the transfer of the Airborne Business.

8.10.6 In case the Parties agree to not effectuate the transfer of the Airborne Business, the Purchaser shall sell and transfer the Falcon Software, and the Seller shall purchase and accept the same, at the price attributed to such software in Schedule 5.

8.10.7 The completion actions set out in Clause 6.2 shall, to the extent applicable, apply mutatis mutandis to the transfer of the Airborne Business.”

2.28	Clause 8 of the SPA is hereby amended by adding the following Clauses 8.11.1 through 8.11.6 after the newly included Clause 8.10.7:

“8.11 Deferred completion China Business

8.11.1 As soon as reasonably possible after satisfaction of the China Transfer Condition, the Seller and the Purchaser shall execute or, as the case may be, shall procure the execution by the relevant members of the Seller’s Group and the Relevant Purchaser(s) of all and each of the Local Transfer Documents relating to the China Business, which documents shall effectuate the transfer of the China Business.

8.11.2 The Seller and the Purchaser shall each use their best efforts to ensure that the China Transfer Condition will be satisfied as soon as reasonably possible.

8.11.3 The Purchaser and the Seller shall, and shall procure that each member of the Purchaser’s Group and the Seller’s Group (as the case may be) shall, refrain from carrying out any voluntary action (including making or agreeing to make any acquisition or investment) or omitting anything that could, directly or indirectly, cause delay, hinder, impede or prejudice the satisfaction of the China Transfer Condition.

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8.11.4 The benefit and risk of the China Business shall remain for the risk and account of the Seller until completion of the transfer of the China Business to the Purchaser.

8.11.5 Clause 4.11 (Long stop date and right to terminate), shall not apply to the transfer of the China Business.

8.11.6 The completion actions set out in Clause 6.2 shall, to the extent applicable, apply mutatis mutandis to the transfer of the China Business.”

2.29	Clause 8 of the SPA is hereby amended by adding the following Clauses 8.12.1 through 8.12.6 after the newly included Clause 8.11.6:

“8.12 Deferred completion India Business

8.12.1 As soon as reasonably possible after satisfaction of the India Transfer Conditions, the Seller and the Purchaser shall execute or, as the case may be, shall procure the execution by the relevant members of the Seller’s Group and the Relevant Purchaser(s) of all and each of the Local Transfer Documents relating to the India Business, which documents shall effectuate the transfer of the India Business.

8.12.2 The Seller and the Purchaser shall each use their best efforts to ensure that the India Transfer Conditions will be satisfied as soon as reasonably possible.

8.12.3 The Purchaser and the Seller shall, and shall procure that each member of the Purchaser’s Group and the Seller’s Group (as the case may be) shall, refrain from carrying out any voluntary action (including making or agreeing to make any acquisition or investment) or omitting anything that could, directly or indirectly, cause delay, hinder, impede or prejudice the satisfaction of the India Transfer Conditions.

8.12.4 The benefit and risk of the India Business shall remain for the risk and account of the Seller until completion of the transfer of the India Business to the Purchaser.

8.12.5 Clause 4.11 (Long stop date and right to terminate), shall not apply to the transfer of the India Business.

8.12.6 The completion actions set out in Clause 6.2 shall, to the extent applicable, apply mutatis mutandis to the transfer of the India Business.”

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2.30	Clause 8 of the SPA is hereby amended by adding the following Clauses 8.13.1 through 8.13.4 after the newly included Clause 8.12.6:

“8.13 Capex review

8.13.1 The Seller acknowledges and agrees that the level of capital expenditure in respect of the Geoscience Business over the financial year ending on 31 December 2012 was insufficient. At Completion, the Seller shall pay to the Purchaser a compensation for such insufficiency of a base amount of EUR 10,000,000 (ten million euro) as set out in Clause 3.3.1 (i).

8.13.2 Within sixty (60) days after the Completion Date, the Seller and the Purchaser shall in good faith analyse and review the level of capital expenditure by the Seller in respect of the Geoscience Business over the financial year ending on 31 December 2012.

8.13.3 If, after Completion, it appears that the insufficiency of the capital expenditure by the Seller over such period, having regard to (i) normal wear and tear, and (ii) Seller’s past normal business practice, exceeds the amount of EUR 10,000,000 (ten million euro), the Seller shall pay the Purchaser an amount equal to the difference between:

(a)	the amount of capital expenditure which the Seller and the Purchaser agree would have been appropriate over such period,

(b)	minus, the actual capital expenditure by the Seller, and

(c)	minus, EUR 10,000,000 (ten million euro),

provided that this calculation shall not create any obligation on the Purchaser to repay the EUR 10,000,000 (ten million euro) mentioned above.

8.13.4 The Seller and the Purchaser shall, and shall procure that the members of the Seller’s Group and the Purchaser’s Group respectively shall, provide each other with all information the other Party reasonably requires to conduct the analysis and review as contemplated by this Clause.

2.31	Clause 8 of the SPA is hereby amended by adding the following Clause 8.14 after the newly included Clause 8.13.4:

“8.14 Wrong pockets

Each Party is entering into this Agreement on the assumption that all assets necessary for operating the Geoscience Business are held by, or are validly acquired by the Relevant Purchasers as of Completion or completion of the transfer of the Airborne Business, the China Business or the India Business respectively. If, following Completion or completion of the transfer of the Airborne Business, the China Business or the India Business respectively, it

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emerges that the Seller or any of the Business Sellers is the legal owner of assets which are exclusively or primarily related, or critical, to the Geoscience Business, or the Purchaser or any of the Business Purchasers or Group Companies is the legal owner of assets which are exclusively or primarily related to the business of the Seller or any of the Business Sellers or any of their respective Affiliates (excluding the Geoscience Business), and such matter is not otherwise explicitly provided for in this Agreement or any other written agreement between the Parties, then the Seller and the Purchaser shall negotiate a solution reasonably acceptable to both Parties, be it in the form of transfer of legal title, license arrangements, rights of use or otherwise, for nil consideration. Until such negotiations are concluded, the Party whose purported asset is located outside its own group shall receive a royalty-free license from the other Party (or the relevant Affiliate of the other Party) or the relevant Group Company, as the case may be, to continue to use such assets in the operation of its business.”

2.32	Clause 8 of the SPA is hereby amended by adding the following Clause 8.15 after the newly included Clause 8.14:

“8.15 De Regt earn-out arrangement

The Parties agree that all payments (including Tax) to be made in relation to the earn-out arrangement agreed with the De Regt Management in respect of the years 2011 and 2012 shall be for the account of and paid by the Seller. If the Beethoven Project is not continued or if the objectives of the Beethoven Project are significantly changed, the Purchaser and the De Regt Management, acting on behalf of the beneficiaries of the earn-out arrangement, shall in good faith determine a reasonable new criterion for the earn-out arrangement going forward (for the avoidance of doubt not having retroactive effect) to replace the current criterion. Any and all payments to be made in relation to the earn-out arrangement going forward shall be for the account of the Purchaser.”

2.33	Clause 8 of the SPA is hereby amended by adding the following Clause 8.16 after the newly included Clause 8.15:

“8.16 Services Geoscience Business

After Completion, the Seller shall, and shall procure that its Affiliates shall, provide the Purchaser’s Group with such services as are required to conduct the Geoscience Business in the ordinary course and materially consistent with past practice. The terms and conditions of the Transitional Services Agreement shall apply to the services covered by this Clause until the Purchaser notifies the Seller that it no longer requires such services.”

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2.34	Clause 8 of the SPA is hereby amended by adding the following Clause 8.17 after the newly included Clause 8.16:

“8.17 Schild MC

Seller agrees to participate as a 50% (fifty per cent) partner together with the Purchaser as the other 50% (fifty per cent) partner in Schild MC on the basis of a reasonable cost budget to be agreed upon in good faith between the Seller and the Purchaser.”

2.35	Clause 8 of the SPA is hereby amended by adding the following Clause 8.18 after the newly included Clause 8.17:

“8.18 Box cooling issue

The Seller has disclosed all materially relevant information with respect to the box cooling issue on the C-class vessels. Nevertheless, the Parties agree that after Completion they shall review in good faith the box cooling issue on the C-class vessels with a view to reaching an equitable solution if the Parties agree that the box cooling on the C-class vessels is working substantially less properly than as disclosed.”

2.36	Clause 8 of the SPA is hereby amended by adding the following Clause 8.19 after the newly included Clause 8.18:

“8.19 Geo Pacific sale

With respect to the sale and transfer of the Geo Pacific vessel, the Seller and the Purchaser agree as follows:

(i)	no arrangement in connection with the vessel shall have an impact on the Transaction;

(ii)	with respect to the equipment of the Geo Pacific vessel, Parties agree that the equipment will be transferred from Fugro Finance AG to Fugro Geoteam A/S prior to Completion;

(iii)	the sale and transfer of the equipment shall only take place after the required export license is granted for the transfer to Geo Pacific Inc. in Hong Kong. Until this export licence is granted, Geo Pacific Inc will pay a daily fee of USD 3,173 (three thousand and one hundred seventy-three dollars) to Fugro Geoteam A/S., which amount will be retained by Fugro Geoteam considering this daily fee includes depreciation; and

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(iv)	following the transfer to Geo Pacific Inc. the loose seismic equipment will be sold and the Purchaser will receive the net book value of the loose seismic equipment, currently estimated at USD 3,400,000 (three million and four hundred thousand dollars).

2.37	Clause 8 of the SPA is hereby amended by adding the following Clause 8.20 after the newly included Clause 8.19:

“8.20 UK Pension Scheme

8.20.1 At Completion, the Purchaser shall make a cash payment to the Seller in the amount of EUR 9,000,000 (nine million euro) (the “UK Pension Settlement”) as set out in Clause 3.3.1(j).

8.20.2 From the Completion Date the Seller shall fully indemnify and hold the Purchaser and the relevant Group Companies harmless on a “euro for euro”, a “US Dollar for US Dollar” or “GB Pound for GB Pound” basis, as the case may be, from any and all Losses in connection with the Robertson Research International Group Pension Scheme (the “UK Pension Scheme”), including but not limited to, any debt arising pursuant to section 75 of the Pensions Act 1995 or debt or other payment under an arrangement pursuant to the Occupational Pension Schemes (Employer Debt) Regulations 2005 (the “UK Employer Debt Regulations”).

8.20.3 The Seller shall procure that all steps necessary are taken for Fugro Data Solutions Limited, Fugro Robertson Limited and Fugro Seismic Imaging Limited (the “Participating Employers”) to cease to participate in the UK Pension Scheme with effect from the Completion Date or as soon as reasonably possible thereafter. The Seller further procures such arrangements as agreed with the Purchaser are entered into under the UK Employer Debt Regulations so that the Participating Employers have no further liabilities to the UK Pension Scheme under the governing documents of the UK Pension Scheme of UK pensions legislation. The Purchaser shall make available employees of the Participating Employers who have relevant knowledge of the UK Pension Scheme and reasonable access to information held by the Participating Employers in respect of such arrangements.

8.20.4 The Purchaser agrees to this being done by a flexible apportionment arrangement under which Fugro Holdings Limited becomes the scheme employer of the UK Pension Scheme and neither the Seller nor the Participating Employers shall require any additional contribution, guarantee or other form of mitigation to be provided to the UK Pension Scheme.”

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2.38	Clause 8 of the SPA is hereby amended by adding the following Clause 8.21 after the newly included Clause 8.20:

“8.21 Sale of assets

8.21.1 The Parties agree that in the event that completion of the Joint Venture Agreement does not occur on or prior to 15 February 2013 the Purchaser shall sell and transfer certain assets to the benefit of the Joint Venture company to be agreed upon by the Parties, and the Seller shall purchase and accept the same, on 15 February 2013 for an amount of EUR 15,000,000 (fifteen million euro) to be set-off against the deferred Purchase Price as set out in Clause 3.3.1(g).

8.21.2 The Parties agree that in the event that the Joint Venture Agreement is terminated according to its terms and conditions, the Seller shall sell and transfer the certain assets the Parties have sold respectively acquired pursuant to Clause 8.21.1, and the Purchaser shall purchase and accept the same, for an amount of EUR 15,000,000 (fifteen million euro) together with Interest thereon calculated from the date of transfer, within eight (8) Business Days of the termination of the Joint Venture Agreement.”

2.39	Clause 10.1 of the SPA is hereby amended and restated in its entirety to read:

“10.1 WesternGeco Arrangement

“As set forth in the WesternGeco Arrangement, Fugro Geoteam has Liabilities in respect of (i) an accelerated payment and (ii) the provision of discounts for certain Fugro services, for a joint total value of USD 39,046,000 (thirty-nine million and forty-six thousand dollars). This amount of USD 39,046,000 (thirty-nine million and forty-six thousand dollars) is recognised as a specific Working Capital element and is as such deducted from the Purchase Price as set out in Clause 3.3.1 (h) of this Agreement. Prior to Completion the Seller shall transfer the discount obligation under (ii) above to a Seller’s Affiliate not being part of the Geoscience Business;”

2.40	Schedule 1 (Definitions and Interpretation) of the SPA is hereby amended by adding and/or restating the following defined terms:

Airborne Business means all assets and Group Companies comprising the Airborne business as set forth Schedule 9 (Airborne Business) of this Agreement.

Airborne Completion Instalment has the meaning set out in Clause 3.3.1 (b);

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Airborne Transfer Approvals means (i) an approved Amendment (K) to the technical assistance agreement No. 8571-10 outlining the names of the companies operating the Falcon assets and the name of the company owning the Falcon assets, and (ii) the oral or written agreements of the relevant local civil aviation authorities in Canada, Australia, South Africa and Brazil to re-register each aircraft after its transfer to any company within the Purchaser’s Group.

Airborne Transfer Condition means the condition that all obligatory notifications and filings with Governmental Authorities in connection with the transfer of the Airborne Business shall have been made and that each competent Governmental Authority, to the extent required before transfer, shall have given the approvals or consents required under relevant applicable Law for the transfer of the Airborne Business;

Airborne Transfer Documents means the agreements, deeds, transfers, conveyances and other documents (in accordance with the Law and otherwise as may be agreed between the Seller and the Purchaser) to implement the transfer of the Airborne Business;

Business Liabilities has the meaning set out in recital (D) of the SPA and means, in relation to each Business, all Liabilities incurred by the relevant Business Seller in carrying on the Geoscience Business and existing at Completion or arising, accruing or assessed after Completion whether known or unknown, reported or unreported, in respect of any period or in consequence of any transaction carried out in carrying on the Business prior to Completion, and “Business Liability” means any one of them or the relevant one of them, as the context requires;

China Business means De Regt Cable Systems (Tianjin) Co. Ltd. and Fugro Geoscience Beijing Ltd together;

China Transfer Condition means the condition that all obligatory notifications and filings with Governmental Authorities in connection with the transfer of the China Business shall have been made and that each competent Governmental Authority, to the extent required before transfer, shall have given the approvals or consents required under relevant applicable Law for the transfer of the China Business;

De Regt Management means Mr. H. van Veen and Mr. P. Roscoe;

Falcon Software means the software in relation to the Falcon systems currently owned by Fugro Data Services AG;

India Business means Fugro Geoscience India Pvt. Ltd.;

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India Transfer Conditions means the conditions (i) the competent Governmental Authorities shall have provided Fugro Mauritius Ltd. with a PAN-card for the transfer of the Indian Business and (ii) all obligatory notifications and filings with Governmental Authorities in connection with the transfer of the Indian Business shall have been made and that each competent Governmental Authority, to the extent required before transfer, shall have given the approvals or consents required under relevant applicable Law for the transfer of the Indian Business;

Participating Employer has the meaning set out in Clause 8.20.3;

Restricted Activity means the products and services provided by applying the methods and technology of the Group Companies at Completion, except:

(a)	the geophysical, geological and satellite data acquisition, processing, interpretation, analysis, and consulting products and services (onshore, nearshore and offshore) provided by applying the methods and technology of Fugro’s Survey, Subsea and Geotechnical divisions at Completion. This includes a wide range of geophysical methods;

(b)	the Geospatial related activities (including, but not limited to, processing and interpretation of satellite remote sensing data) currently being carried out by Fugro NPA Ltd.;

(c)	sales of the Seller’s existing library of seismic multi-client (the people and business are transferred, only the existing library stays behind, existing library includes projects started up before Completion);

(d)	products and services that are the outcome of the Beethoven project;

(e)	OBN seismic data acquisition, processing and interpretation as relates to the Seabed JV; or

(f)	Seabed and near seabed potential field, EM and electric data acquisition, processing and interpretation as relates to the Seabed JV;

Restricted Employee means any Employee who is employed by the Purchaser’s Group and/or any Relevant Purchaser, where applicable pursuant to Completion and who:

(a)	has access to trade secrets or other confidential information of the Geoscience Business; or

(b)	has participated in discussions relating to the Transaction;

UK Employer Debt Regulations has the meaning set out in Clause 8.20.3;

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UK Pension Settlement has the meaning set out in Clause 8.20.1;

UK Pension Scheme has the meaning set out in Clause 8.20.2;

Vendor Loan means a loan on the terms and subject to the conditions set forth in Schedule 21 (Vendor Loan), which shall be made available by the Seller to the Purchaser;

2.41	Schedule 1 (Definitions and Interpretation) of the SPA is hereby amended by deleting the defined term “Rights Issue”.

2.42	Schedule 1 (Definitions and Interpretation) of the SPA is hereby amended by deleting the defined term “Second Vendor Loan”.

2.43	The content of Schedule 2 (Group Companies) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 1 (Group Companies) to this Amendment Agreement.

2.44	The content of Schedule 3 (Business Assets) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 2 (Business Assets) to this Amendment Agreement.

2.45	The content of Schedule 4 (Business Liabilities) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 3 (Business Liabilities) to this Amendment Agreement.

2.46	The content of Schedule 5 (Employees) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 4 (Employees) to this Amendment Agreement.

2.47	The content of Schedule 6 (Allocation of Purchase Price) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 5 (Allocation of the Purchase Price) to this Amendment Agreement.

2.48	The content of Schedule 8 (Transfer of Business Contracts) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 6 (Transfer of Business Contracts) to this Amendment Agreement.

2.49	The line “Interco shortterm payables” in paragraph 1.1 of Schedule 10 (Completion statements and Reporting Accountants) to the SPA is hereby deleted.

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2.50	A new Paragraph 3.3 is included in Schedule 10 after Paragraph 3.2 which reads:

“Following Completion, the Parties shall in good faith review and consider if and to what extent any post-Completion adjustments pursuant to Clauses 7.1.5 (Review of the Intra-Group Finance Payables and Intra-Group Finance Payables) and 8.13 (Capex review) should be reflected in the Working Capital Statement and the Indebtedness Statement.”

2.51	Schedule 11 (Seller’s Warranties) of the SPA is hereby amended by adding the following subparagraph 12.8 after subparagraph 12.7:

“Each Group Company has complied in all material respects with all material and applicable U.S. trade control laws and regulations in respect of export controlled streamers and equipment related to those export controlled streamers.”

2.52	The content of Schedule 14 (Parties’ details for Notices) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 7 (Parties’ details for Notices) to this Amendment Agreement.

2.53	The content of Schedule 21 (Key Terms of Vendor Loan) of the SPA is hereby amended and restated in its entirety to read as set forth in Schedule 8 (Vendor Loan) to this Amendment Agreement.

2.54	The SPA is hereby amended hereby amended by adding a Schedule 23 (Airborne Business) to read as set forth in Schedule 9 (Airborne Business) to this Amendment Agreement, after Schedule 22 (Airborne Transfer Documents).

3	WAIVERS OF CONDITIONS PRECEDENT

3.1	Pursuant to article 4.9.5 of the SPA, the Seller hereby waives the Completion Condition set forth in Clause 4.1.4 of the SPA. By way of derogation from Clause 4.9.6 of the SPA, if completion of the Joint Venture Agreement does not occur on or prior to 15 February 2013, the Seller shall provide the Purchaser with the third tranche of the Vendor Loan, of which the key terms have been negotiated and agreed upon in good faith and are set forth in Schedule 8 (Vendor Loan) of this Amendment Agreement.

3.2	Pursuant to article 4.9.4 of the SPA, the Seller hereby waives the Completion Condition set forth in Clause 4.1.8 of the SPA.

4	MISCELLANEOUS

4.1	Due authorization

Each Party has the full power and authority to enter into and perform this Amendment Agreement and the SPA, as amended. Each Party has taken all corporate action required by it to authorise it to perform this Amendment Agreement and the SPA, as amended.

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4.2	Counterparts

This Amendment Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. The Parties may enter into this Amendment Agreement by signing any such counterpart.

4.3	Entire agreement

This Amendment Agreement, along with the SPA, taken together, contains the entire agreement between the Parties relating to the subject matter of this Amendment Agreement and the SPA, to the exclusion of any terms implied by Law which may be excluded by contract, and supersedes any previous written or oral agreement between the Parties to this Amendment Agreement in relation to the matters dealt with in this Amendment Agreement.

4.4	References

After the date of this Amendment Agreement, any reference to the SPA shall mean the SPA as amended by this Amendment Agreement.

4.5	Further assurances

Each Party shall at its own costs and expenses from time to time execute such documents and perform such acts and things as the other Party may reasonably require to effect the Transaction and to give the Parties the full benefit of this Amendment Agreement.

4.6	Invalidity

If any provision in this Amendment Agreement is held to be illegal, invalid or unenforceable, in whole or in part, under any Law, then:

(a)	such provision or part shall to that extent be deemed not to form part of this Amendment Agreement but the legality, validity or enforceability of the remainder of this Amendment Agreement shall not be affected; and

(b)	the Parties shall use reasonable efforts to agree a replacement provision that is legal, valid and enforceable to achieve so far as possible the intended effect of the illegal, invalid or unenforceable provision.

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4.7	Waiver

No waiver of any provision of this Amendment Agreement shall be effective unless such waiver is in writing and signed by or on behalf of the Party entitled to make such waiver.

4.8	Amendment

No amendment of this Amendment Agreement shall be effective unless such amendment is in writing and signed by or on behalf of each Party.

4.9	Third party rights

Save as expressly otherwise stated, this Amendment Agreement does not contain any stipulation in favour of a third party (derdenbeding). In the event that any stipulation in favour of a third party (derdenbeding) contained in this Amendment Agreement is accepted by any third party, such third party will not become a party to this Amendment Agreement.

4.10	No rescission

Each Party waives its right to rescind (ontbinden) this Amendment Agreement, in whole or in part, on the basis of section 6:265 of the Dutch Civil Code or to request a competent court to amend this Amendment Agreement on the basis of section 6:230(2) of the Dutch Civil Code. Furthermore, a Party in error (dwaling) shall bear the risk of that error in making this Amendment Agreement.

4.11	Governing law

This Amendment Agreement shall be governed by and construed in accordance with the laws of the Netherlands.

4.12	Dispute

Disputes arising under or in connection with this Amendment Agreement shall be resolved in accordance Clause 17.2 of the SPA.

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AGREED AND SIGNED ON              JANUARY 2013:

Fugro N.V.
/s/ P. VAN RIEL (Chairman Board of Management/CEO)	/s/ A. JONKMAN (CFO)

Name: P. van Riel	Name: A. Jonkman
Title: Chairman Board of Management/CEO	Title: CFO

CGGVeritas
/s/ J-G MALCOR (CEO)

Name: J-G Malcor
Title: CEO